Via Mail and Fax

Mr Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549
USA

Fax Number: 001-202-772-9205

6th September 2005

Dear Mr Spirgel,

Re	Spirent plc ("the Company") Form 20-F for the fiscal year ended December 31, 2004 File No. 001-15206

We refer to your letter dated August 23, 2005. Please find below our response to your requests. Your comments are repeated in bold below.

1.
Consolidated Profit and Loss Account, page F-3

Please refer to prior comment 4. Since this subtotal is not expressly permitted under UK GAAP, delete this subtotal.

The subtotal referred to above will be deleted and an amendment filed to reflect this change.

2.
Stockholders' Equity under US GAAP, page F-92

Please refer to prior comment 7. As previously requested, please present a roll forward of stockholders' equity under US GAAP.

The filing will be amended to include, in Note 34—Differences between United Kingdom and United States Generally Accepted Accounting Principles, a roll forward of stockholders' equity in respect of the year to December 31, 2004 under US GAAP, and such roll forward shall be included in all filings going forward, as appropriate.

The Company will file the amendment by September 29, 2005 to include the changes referred to above. In addition the amended filing will include the financial statements of Tyton Company of Japan, our associated company, for the year ended March 31, 2005. The Company disclosed in its Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on May 18, 2005, that Tyton Company of Japan, which is a foreign entity, was in the course of preparing its financial statements for its year ended March 31, 2005 and, as permitted under Regulation S-X 3.09 (b)(2), an amendment to include these financial statements would be filed in due course.

Yours sincerely

/s/  ERIC G HUTCHINSON

Eric G Hutchinson
Chief Financial Officer
Spirent plc

cc	Mr Michael Henderson Mr Dean Suehiro